FEDERATED GLOBAL ALLOCATION FUND

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 27, 2016

Mark A. Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE: FEDERATED GLOBAL ALLOCATION FUND (the “Registrant” or “Fund”)
Class R6 Shares

1933 Act File No. 2-10415
1940 Act File No. 811-1

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to your comments provided on May 31, 2016 on its Rule 485(a) Post-Effective Amendment No. 137 and Amendment No. 77 submitted on April 13, 2016.

Included in this correspondence are responses to global comments provided for seven funds, including the Fund, all of which registered new R6 Shares in 485(a) filings submitted on April 13, 2016.

GLOBAL COMMENTS

Comment 1: Please update ticker symbols and series and class codes.

Response: The Registrant will respond as requested.

Comment 2: Fee Table Footnote: In the fee table footnote disclosure regarding the waiver, we note the parenthetical reference “(after the voluntary waivers and/or reimbursements).” Explain whether there is one contractual waiver or if there is an additional voluntary waiver. If there is one contractual waiver, consider removing the word “voluntary.”

Response: There is one waiver to which the Fund has voluntarily committed for at least one year, unless or until the Fund’s Board terminates or increases the waiver. The reference in the parenthetical indicates that the Fund has voluntarily entered into a fee waiver arrangement to which it has committed for a one year period. The Registrant respectfully believes that its disclosure is consistent with Form N-1A requirements and declines to remove the word “voluntary.” Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A.

Comment 3. Fee Table Example: Confirm that the expense waiver affects only the calculation for the one year example.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

Comment 4. Performance Bar Chart and Table Introduction: We note the reference to “each class” in the following disclosure in the third paragraph:

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information.”

To clarify, please use the language as specified in Item 4(b)(2)(i) of Form N-1A.

Response: The Registrant will revise the Performance Bar Chart and Table Introduction to clarify the statement in accordance with the requirements of Form N-1A. Further, the Registrant will specify in this introduction which class or classes appear in the Average Annual Total Return Table.

Comment 5. Risk/Return Bar Chart Footnotes: Add disclosure that the performance figures have been adjusted to reflect the expenses of the R6 class.

Response: The Registrant respectfully notes that the performance figures shown in the Risk/Return Bar Chart are the existing Class A Shares of the Fund and, in accordance with the instructions to Item 4(b)(2) of Form N-1A. The Registrant has shown the annual total returns for the existing class of shares as the new Class R6 shares have not yet commenced operations and has disclosed that the performance figures shown are for a class that is not presented in this prospectus that would have annual returns substantially similar to those of the new share class because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Therefore, the Registrant respectfully declines to add the suggested disclosure.

Comment 6. Average Annual Total Return Table Introduction: Per Instruction 2(b) to Item 4(b)(2), add disclosure to the narrative to describe the additional indexes to which the Fund compares its performance.

Response: The Fund will add the following sentence to the narrative:

“The Average Annual Total Return Table also shows the performance of the Fund’s performance compared to a broad-based securities market index as well as comparisons to Barclays U.S. Aggregate Bond Index, a blended index, and the Morningstar World Allocation Fund Average which are additional performance benchmarks for the Fund.”

Comment 7. Prospectus - Redemption In-Kind: Consider adding disclosure that in-kind securities bear market risk until sold and that shareholders may experience capital gains when converting in-kind securities to cash.

Response: The Registrant respectfully notes that Redemption in-Kind disclosure is required in Statement of Additional Information (SAI) Item 23(d) of Form N-1A. As such, the Registrant believes that the Fund appropriately provides disclosure about the risks associated with in-kind securities as part of the following SAI language:

“Redemption in-kind is not as liquid as a cash redemption. Shareholders receiving the portfolio securities could have difficulty selling them, may incur related transaction costs and would be subject to risks of fluctuations in the securities’ values prior to sale.”

Therefore, the Registrant respectfully declines to add the requested disclosure.

Comment 8. Prospectus – Limitations on Redemption Proceeds: The prospectus references the disclosure in the sentence introducing the second set of bullet points:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, during any period: ”

Add disclosure to clarify that proceeds may be delayed longer than seven days pursuant to Section 22(e) under the Investment Company Act of 1940 (the “1940 Act”).

Response: Pursuant to Section 22(e) under the 1940 Act, the Registrant will add the following underlined language to the noted disclosure:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, (including beyond seven days), during any period.”

In addition, the following new bullet point will be added as the final bullet point in the second set of bullet points in the section:

“as the SEC may by order permit for the protection of Fund shareholders.”

Comment 9. Prospectus – Advisory Fees: Discuss the applicable fee waiver as disclosed in the Fee Table footnote, specifically what amounts are contractual and which are voluntary.

Response: The Registrant respectfully notes that Item 10(a) in Form N-1A requires the description of the compensation of each investment adviser of a fund and does not require the disclosure of the fee waivers included in the fee table and as described in the Registrant’s response to Comment 2 above. The fee waivers described in the fee table are attributable to various Fund expenses which may or may not include the investment advisory fee. Therefore, the Registrant respectfully declines to add the requested disclosure. To the extent that the Registrant enters into any contractual fee waivers in the future, such waivers will be referenced as requested.

Comment 10. Prospectus or SAI – Derivative Investments: Please confirm that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies.

Response: The Registrant confirms that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies and respectfully submits that its disclosure is appropriate.

Comment 11. SAI – Total Return Swaps: Disclose that to the extent that the Fund engages in these that an appropriate amount of segregated assets will be set aside. In addition, if engaging in these swaps is a principal part of the Fund’s strategies, describe this in the Prospectus strategies, securities and risks sections.

Response: The Registrant respectfully notes that it provides appropriate “Asset Segregation” disclosure in the SAI, which states that the Fund will “set aside” liquid assets, or engage in other SEC-approved measures while these and other derivative contracts are open. In addition, the Registrant confirms that the Fund may engage in these swaps as part of a non-principal investment strategy and, therefore, the disclosure is appropriately placed in the SAI.

Comment 12. SAI – Borrowing Money and Issuing Senior Securities and Concentration: We reference the Concentration limitation and also reference the underlined disclosure that the Fund “may borrow money, directly or indirectly, and issue senior securities to the maximum extent permitted under the 1940 Act, any rule or order thereunder, or any SEC staff interpretation thereof.” Please disclose, under the “Additional Information” section following the Fund investment limitations:

a. a definition of concentration;

b. relevant borrowing limits under the 1940 Act; and

c. that the Fund will consider the concentration of investment companies in which they will invest when determining compliance with their own concentration policy.

Response: In light of the Staff’s comments, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund will incorporate the disclosure simultaneously.

Comment 13. SAI – Fees Paid by the Fund for Services: Disclose sub-advisory fees paid, if any, by the investment adviser as well as the method of calculation (fee rate and any breakpoints) pursuant to Note 22 under Investment Company Act Release No. 26,230 dated October 23, 2003.

Response: The Registrant has reviewed Note 22 contained in Proposing Release No. 26,230 under Investment Company Act and respectfully notes that the disclosure requirements were never adopted and incorporated into Form N-1A. Accordingly, until Form N-1A is amended, the Registrant believes that it is not required to disclose sub-advisory fees paid by the investment adviser to an affiliated sub-adviser or the method of calculation (fee rate and any breakpoints). The Registrant does not believe that such disclosure is necessary given that the sub-adviser is paid out of the advisory fee received by the investment adviser and, therefore, respectfully declines to add the requested disclosure.

FUND SPECIFIC COMMENTS

Comment 1. Prospectus – Summary and Statutory Investment Strategy Sections: The first paragraph discusses investing assets in non-U.S. investments. Specify the test the Adviser uses to determine if an investment is a non-U.S. investment.

Response: The prospectus makes clear that the Fund considers non-U.S. investments to be securities and other investments of issuers in foreign countries, including developed and emerging markets. As the prospectus discloses, such investments include equity securities of foreign companies and fixed-income securities of foreign governments and their agencies and foreign corporations. The section entitled “Foreign Securities” provides detailed disclosure on the attributes of a security that the Fund considers to be an issuer based outside the United States. The Registrant respectfully submits that no further disclosure is required.

Comment 2. Prospectus - Fee Table: Since the Fund includes “Short Selling Risk,” please confirm that all short sale expenses are reflected in the Fee Table.

Response: The Fund includes “Short Selling Risk” disclosure, the Fund did not engage in engage in short selling its securities during the past fiscal year and currently does not engage in short selling. Therefore, the Fund is not required to include a line item in the Fee Table reflecting dividends and other expenses related to short sales.

Comment 3. Prospectus – Summary Investment Strategy: The last two sentences discuss active trading. Consider moving this to the risk sections of the prospectus.

Response: The disclosure related to active trading is required in an applicable fund’s investment strategy by Instruction 7 to Item 9(b)(1) of Form N-1A to describe aspects of the Fund’s investment strategy. The Registrant complies with this Form requirement. In addition, the Registrant confirms that it provides appropriate risk disclosure in the Principal Risks section that is of consequence to shareholders of the Fund, and therefore the Registrant submits that it is appropriately disclosed in the description of the Fund’s principal investment strategies and respectfully declines to make the requested change.

Comment 4. Prospectus – Risk Sections: Include risk of defaulting securities under “Risk Associated with Noninvestment-Grade Securities.”

Response: The Registrant respectfully notes that the increased default risk associated with noninvestment-grade securities is currently disclosed in the Prospectus in the section entitled “What are the Fund’s Investment Strategies?”

Further, the principal risk disclosure, specifically under “Issuer Credit Risk,” addresses this risk by disclosing that such securities are subject to higher default risk than investment-grade securities. Accordingly, the Registrant believes that no further disclosure is required.

Comment 5. Prospectus – What are the Fund’s Principal Investments: Under the description of Mortgage-Backed Securities, describe the types and amounts of mortgage-backed securities in which the Fund may invest.

Response: The Registrant submits that the description of mortgage-backed securities in the referenced section of the Prospectus adequately describes what mortgage-backed securities are and notes that mortgage-backed securities are “most commonly issued or guaranteed by the U.S. government (or one of its agencies or instrumentalities).” The Registrant’s most recent annual report likewise discloses that the Fund’s investments in mortgage-backed securities consist primarily of those issued by U.S. government agencies (e.g, Fannie Mae and Ginnie Mae). Consistent with the Fund’s overall investment strategies, there is no specific percentage limit disclosed in the Prospectus associated with its investments in mortgage-backed securities. Accordingly, Registrant respectfully submits that no further disclosure is required.

Comment 6. Prospectus – Bank Loan Investments and Related Risks: Regarding “Loan Instruments” disclosure, transactions in bank loans can often take longer than 7 days to settle, which may adversely impact a fund’s short-term liquidity needs.  Also, investments in bank loan funds may not be securities and may not have the protections afforded by the federal securities laws.

Please disclose in the prospectus that it may take longer than 7 days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

The Fund’s principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time.

The Fund’s principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Please explain whether you have considered adding these risks as principal risks of investing in the Fund.  If you have determined that they are not principal risks, please explain to us the basis for that determination.  Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

Response: As of March 31, 2016, the Fund was invested less than 1% in bank loans. The Registrant has considered the risk disclosure proposed and has determined that risk of loan instruments is adequately disclosed in the Fund’s registration statement. The disclosure notes, for example, that “the Fund might incur certain costs and delays in realizing payment on a loan or a loan participation,” and further notes that such instruments are subject to liquidity risk. The SAI discloses that “[l]oans and loan-related instruments are generally considered to be illiquid due to the length of time required to transfer an interest in a loan or related instrument. Additionally, in the case of some loans, such as those related to trade finance, there is a limited secondary market.” The Registrant will continue to review the adequacy and sufficiency of its disclosure in this regard and will consider whether to make revisions to this disclosure as part of the annual update of the Fund’s registration statement.

Comment 7. SAI – Credit Default Swaps: Confirm that if the Fund writes credit default swaps, the Fund will segregate the full notional amount of such credit default swaps to cover its obligations.

Response: The Registrant supplementally confirms that the Fund will segregate liquid assets in an amount equal to the full notional amount to cover any credit default swaps that it writes.

Comment 8. SAI – Investing in Commodities: The Fund discloses that it “may invest in commodities to the maximum extent permitted under the 1940 Act.” Please disclose, under the “Additional Information” section following the Fund’s investment limitations, a description of the 1940 Act limits.

Response: The Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund(s) will incorporate the disclosure simultaneously.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone
Leslie C. Petrone
Senior Manager

Enclosures